Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the three-months ended March 31,		For the years ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings before fixed charges:
Add:
Income (loss) from continuing operations	$7,169	$(8,026)	$28,302	$(21,465)	$32,964	$52,132	$73,956
Minority interest — partners’ share of consolidated real estate ventures	40	116	465	(270)	154	(206)	—
Fixed charges — per below	45,545	46,967	191,069	191,614	86,191	60,611	62,407
Less:
Capitalized interest	(4,557)	(3,764)	(17,476)	(9,537)	(9,603)	(3,030)	(1,503)

Earnings before fixed charges	$48,197	$35,293	$202,360	$160,342	$109,706	$109,507	$134,860

Fixed charges:
Interest expense (including amortization)	$38,958	$41,616	$167,171	$175,784	$73,918	$54,610	$57,835
Capitalized interest	4,557	3,764	17,476	9,537	9,603	3,030	1,503
Proportionate share of interest for unconsolidated real estate ventures	2,030	1,587	6,422	6,293	2,670	2,971	3,069

Total Fixed Charges	45,545	46,967	191,069	191,614	86,191	60,611	62,407

Ratio of earnings to combined fixed charges	1.06	(b )	1.06	(b )	1.27	1.81	2.16

(a)	Amounts for the three-months ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been reclassified to present properties sold consistent with the presentation for the period ended March 31, 2007. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $11,674 for the three-months ended March 31, 2007 and $31,272 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.